Exhibit 99.1

Cyclacel Pharmaceuticals, Inc.

Cyclacel Pharmaceuticals Reports SECOND quarter financial results and provides business update

KUALA LUMPUR, MALAYSIA, August 13, 2025 - Cyclacel Pharmaceuticals, Inc. (NASDAQ: CYCC, NASDAQ: CYCCP; “Cyclacel” or the “Company”), a biopharmaceutical company developing innovative medicines, today announced its second quarter financial results and provided a business update.

Highlights of the second quarter ended June 30, 2025, or in some cases shortly thereafter, include:

●	In April, the Company announced that the Board of Directors of the Company declared a quarterly cash dividend of $0.15 per share on the Company’s 6% Convertible Exchangeable Preferred Stock, which cash dividend was paid on May 1, 2025, to holders of 6% Convertible Exchangeable Preferred Stock of record as of the close of business on April 29, 2025;

●	In May, the Company announced entering into a share exchange agreement with FITTERS Diversified Berhad, a Malaysian publicly listed company (“Fitters Parent”) and FITTERS Sdn. Bhd., a Malaysia private limited company and wholly-owned subsidiary of Fitters Parent to effect a voluntary share exchange transaction whereby Fitters Parent will exchange all of its ownership interest in FITTERS Sdn. Bhd. representing 100% of all of the issued and outstanding capital shares of Fitters, for approximately 19.99 percent of all of the issued and outstanding shares of common stock of the Company on the closing date of the transaction. Following the closing of the transaction, FITTERS Sdn. Bhd. will become a wholly-owned subsidiary of the Company and Datuk Dr. Doris Wong Sing Ee, our Chief Executive Officer and Executive Director will be appointed as a director of Fitters and all of its subsidiaries;

●	In June, the Board of Directors of the Company declared a quarterly cash dividend of $0.15 per share on the Company’s 6% Convertible Exchangeable Preferred Stock, which cash dividend was paid on August 1, 2025, to holders of record as of the close of business on July 21, 2025;

●	Also in June, the Company entered into a securities purchase agreement with certain accredited investors who purchased from the Company an aggregate of 3,000,000 shares of Series F Convertible Preferred Stock, convertible into 0.218 shares of the Company’s common stock, at a purchase price of $1.00 per share for aggregate gross proceeds of $3,000,000, which transaction included the Company’s issuance of a series A common stock purchase warrant, series B common stock purchase warrant and series C common stock purchase warrant to each investor.

●	In July, the Company implemented a one-for-fifteen reverse stock split effective on July 7, 2025 on which day the Company’s common stock began trading on a split-adjusted basis in an effort to meet the share bid price requirements of The Nasdaq Capital Market.

●	Also in early July, the Company entered an amendment to the exchange agreement with Fitters Parent and FITTERS Sdn. Bhd. to provide that in addition to the shares of common stock of the Company, the Company will pay to Fitters Parent, as consideration, $1,000,000 or a mutually agreed upon amount at the closing of the transaction. Additionally, the parties agreed to extend the Final Date (as defined under the Exchange Agreement) to September 30, 2025. The Company has called a special meeting on September 4, 2025 to vote for approval of the transaction.

Second Quarter 2025 Financial Results

As of June 30, 2025, cash and cash equivalents totaled $4.3 million, compared to $3.2 million as of December 31, 2024.

Net cash used in operating activities was $1.1 million for the three months ended June 30, 2025. The Company estimates that its current cash resources will fund planned expenditure into the fourth quarter of 2025.

Research and development expenses were $0.1 million for the three months ended June 30, 2025, as compared to $2.0 million for the same period in 2024. Expenditure for the transcriptional regulation program ceased as a result of the Company’s UK subsidiary, Cyclacel Limited, being liquidated on January 24, 2025. Research and development expenses relating to plogosertib decreased by $0.4 million relative to the respective comparative period whilst we continue to explore and develop an alternative salt, oral formulation with improved bioavailability.

General and administrative expenses decreased by approximately $0.4 million from $1.6 million for the three months ended June 30, 2024 to $1.2 million for the three months ended June 30, 2025, due to lower operating costs of the company under current management. Savings for the quarter against prior year were $0.9M, but off-set by one-off legacy severance costs and increased legal fees.

Total other income (expenses), net, for the three months ended June 30, 2025, were broadly flat year on year.

United Kingdom research & development tax credits for the three months ended June 30, 2024, were $0.4 million. There were no research and development tax credits for the three months ended June 30, 2025, following the liquidation of the UK subsidiary and the subsequent loss of eligibility for recoverable tax credits as a result thereof.

Net loss for the three months ended June 30, 2025, was $1.3 million (including stock-based compensation expense of $7,000), compared to $3.3 million (including stock-based compensation expense of $0.2 million) for the same period in 2024.

About Cyclacel Pharmaceuticals, Inc.

Cyclacel is a clinical-stage, biopharmaceutical company developing innovative cancer medicines based on cell cycle, epigenetics and mitosis biology. The epigenetic/anti-mitotic program is evaluating plogosertib, a PLK1 inhibitor, in patients with both solid tumors and hematological malignancies.  Cyclacel’s strategy is to build a diversified biopharmaceutical business based on a pipeline of novel drug candidates addressing oncology and hematology indications. For additional information, please visit www.cyclacel.com.

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Forward-looking Statements

This news release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include, among other things, statements related to the efficacy and safety profile of fadraciclib in an incomplete clinical trial, Cyclacel’s future plans and prospects, Cyclacel’s anticipated cash runway and the planned timing of data results and continued development of fadraciclib . Factors that may cause actual results to differ materially include market and other conditions, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, trials may have difficulty enrolling, Cyclacel may not obtain approval to market its product candidates, the risks associated with reliance on outside financing to meet capital requirements, the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates and Cyclacel’s ability to regain and maintain compliance with Nasdaq’s continued listing requirements, although no assurance to that effect can be given. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. For a further list and description of the risks and uncertainties the Company faces, please refer to our most recent Annual Report on Form 10-K and other periodic and other filings we file with the Securities and Exchange Commission and are available at www.sec.gov. Such forward-looking statements are current only as of the date they are made, and we assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Cyclacel Pharmaceuticals, Inc.

Datuk Dr. Doris Wong Sing Ee

Chief Executive Officer

Tel: (908) 517-7330

Email: doris@cyclacel.com

© Copyright 2025 Cyclacel Pharmaceuticals, Inc. All Rights Reserved. The Cyclacel logo and Cyclacel® are trademarks of Cyclacel Pharmaceuticals, Inc.

SOURCE:

Cyclacel Pharmaceuticals, Inc.

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CYCLACEL PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (LOSS)

(In $000s, except share and per share amounts)

	Three Months Ended
	June 30,
	2025	2024

Revenues:
Clinical trial supply	-	4
Revenues	$-	$4

Operating expenses:
Research and development	68	2,023
General and administrative	1,249	1,625
Total operating expenses	1,317	3,648
Operating loss	(1,317)	(3,644)
Other income (expense):
Foreign exchange gains (losses)	(3)	3
Interest income	2	(28)
Other income, net	2	-
Total other income (expense), net	1	(25)
Loss before taxes	(1,316)	(3,669)
Income tax benefit	(2)	412
Net loss	(1,318)	(3,257)
Dividend on convertible exchangeable preferred shares	(20)	-
Net loss applicable to common shareholders	$(1,338)	$(3,257)
Basic and diluted earnings per common share:
Net loss per share – basic and diluted (common shareholders)	$(0.98)	$(172.18)

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CYCLACEL PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEET

(In $000s, except share, per share, and liquidation preference amounts)

	June 30,	December 31,
	2025	2024

ASSETS
Current assets:
Cash and cash equivalents	$4,275	$3,137
Prepaid expenses and other current assets	108	537
Total current assets	4,383	3,674

Property and equipment, net	1	3
Right-of-use lease asset	17	5
Non-current deposits	-	412
Total assets	$4,401	$4,094

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$221	$4,599
Accrued and other current liabilities	539	1,669
Total current liabilities	760	6,268
Lease liability	10	-
Total liabilities	770	6,268

Stockholders’ equity	3,631	(2,174)
Total liabilities and stockholders’ equity	$4,401	$4,094

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